August 29, 2024

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive South, Suite 410
Denver, CO 80209

       Re: Vitro Biopharma, Inc.
           Amendment No. 11 to Registration Statement on Form S-1
           Filed August 23, 2024
           File No. 333-267366
Dear Christopher Furman:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Amendment No. 11 to Registration Statement on Form S-1 Filed August 23, 2024 Prospectus Summary
Note Transactions in 2022, 2023 and 2024, page 8

1. We note your response to prior comment 2. Please tell us whether there is still a possibility that all or a portion of the Consolidated Note could be converted into 200% of the shares issuable thereunder at the assumed conversion price. To the extent this option could potentially be exercised following the consummation of this offering, please revise your disclosure to describe this feature.
       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224 with any other questions.
 August 29, 2024
Page 2



                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences
cc:   Ross Carmel, Esq.